# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Latch, Inc., CIK 0001826000
CUSIP: 51818V106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1220 N Price Road, Suite 2, Olivette, Missouri (MO), 63132
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002048549

## Reporting persons
- Pan-Am Equities Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Note to rows 6, 8 and 9: This Amendment No. 1 (this "Amendment") amends, in its entirety, the statement on Schedule 13G originally filed with the Securities and Exchange Commission on December 13, 2024 (the "Prior Schedule 13G") by the Reporting Persons (as defined herein). This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Persons.
- Gregory R. Manocherian: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 5,314,386; shared voting power 0; sole dispositive power 5,314,386; shared dispositive power 0; aggregate amount beneficially owned 5,314,386 (3.23% of the class)
- Kimberly Lopp-Manocherian: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,314,386; sole dispositive power 0; shared dispositive power 5,314,386; aggregate amount beneficially owned 5,314,386 (3.23% of the class)
  Comment: Note to rows 6, 8 and 9: Includes 5,314,386 shares of Common Stock held by Ms. Lopp-Manocherian's spouse, Mr. Manocherian. Ms. Lopp-Manocherian disclaims beneficial ownership of the shares held by her spouse.
- John F. Manocherian: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 116,193; shared voting power 0; sole dispositive power 116,193; shared dispositive power 0; aggregate amount beneficially owned 116,193 (0.07% of the class)
- Douglas Levine: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,481,714; shared voting power 4,413,249; sole dispositive power 2,481,714; shared dispositive power 4,413,249; aggregate amount beneficially owned 6,894,963 (4.2% of the class)
  Comment: Note to rows 6, 8 and 9: Includes 4,413,249 shares of Common Stock held by a family trust of which Mr. Levine's spouse, Kaisa Levine, is a trustee. Mr. Levine disclaims beneficial ownership of the shares held in trust.
- Kaisa M. Levine: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,894,963; sole dispositive power 0; shared dispositive power 6,894,963; aggregate amount beneficially owned 6,894,963 (4.2% of the class)
  Comment: Note to rows 6, 8 and 9: Includes 2,481,714 shares of Common Stock held by Ms. Levine's spouse, Douglas Levin. Also includes 4,413,249 shares of Common Stock held by a family trust of which Ms. Levine is a trustee. Ms. Levine disclaims beneficial ownership of the shares held by, or allocated to, her spouse and the shares held in trust.
- Abdi Mahamedi: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,946,637; shared voting power 0; sole dispositive power 2,946,637; shared dispositive power 0; aggregate amount beneficially owned 2,946,637 (1.79% of the class)
- Carl D. Schroeder: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 29,239; sole dispositive power 0; shared dispositive power 29,239; aggregate amount beneficially owned 29,239 (0.02% of the class)
  Comment: Note to rows 6, 8 and 9: Includes 29,239 shares of Common Stock held by Mr. Schroeder's spouse, Lisa Schroeder. Mr. Schroeder disclaims beneficial ownership of the shares allocated to his spouse.
- Lisa W. Schroeder: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 29,239; sole dispositive power 0; shared dispositive power 29,239; aggregate amount beneficially owned 29,239 (0.02% of the class)

## Item 1. Issuer
Name of issuer: Latch, Inc.
Address of issuer's principal executive offices: 1220 N Price Road, Suite 2, Olivette, MO 63132.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by Pan-Am Equities Inc. ("Pan-Am Equities"), Gregory R. Manocherian, Kimberly Lopp-Manocherian, John F. Manocherian, Douglas Levine, Kaisa M. Levine, Abdi Mahamedi, Carl D. Schroeder and Lisa W. Schroeder (collectively, the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement dated as of December 13, 2024, a copy of which is attached as Exhibit 1 to the Prior Schedule 13G, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended.

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G, see Item 5 for additional information.
Address of principal business office or, if none, residence: The address of each of the Reporting Persons is 18 E. 50th Street, 3rd Floor, New York, NY 10022.
Citizenship: Pan-Am Equities is organized under the laws of the State of Delaware. Each of the remaining Reporting Persons is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover pages for each of the Reporting Persons.
Percent of class:
See Row 11 of the cover pages for each of the Reporting Persons.

The Common Stock beneficial ownership percentages provided in this Schedule 13G, including in Row 9 of the cover pages, are calculated based on 164,034,812 shares of Common Stock outstanding as of October 31, 2025, as provided by the Issuer in the Annual Report on Form 10-K of the Issuer filed with the Securities and Exchange Commission on November 5, 2025.
Sole power to vote or to direct the vote: See Row 5 of the cover pages for the Reporting Persons.
Shared power to vote or to direct the vote: See Row 6 of the cover pages for the Reporting Persons.
Sole power to dispose or to direct the disposition: See Row 7 of the cover pages for the Reporting Persons.
Shared power to dispose or to direct the disposition: See Row 8 of the cover pages for the Reporting Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 2(a).

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: As reported in the Prior Schedule 13G, Pan-Am Equities previously held shares of Common Stock that were allocated among each of the other Reporting Persons. The Reporting Persons, while expressly disclaiming that they were acting as a group, entered into a Joint Filing Agreement and reported their collective beneficial ownership in the Prior Schedule 13G. On or before December 31, 2025, Pan-Am Equities distributed all of the shares of Common Stock it held to each of the other Reporting Persons. In connection therewith, the prior reporting group, if any, has been disbanded, and each Reporting Person beneficially owns 5% or less of the outstanding shares of Common Stock as reported herein. All further filings with respect to transactions in the Common Stock will be filed, if and when required, by the Reporting Persons in their individual capacity.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Pan-Am Equities Inc.: /s/ Scott Solomon, Scott Solomon, President and Chief Executive Officer (01/05/2026)
- Gregory R. Manocherian: /s/ Gregory R. Manocherian, Gregory R. Manocherian (01/05/2026)
- Kimberly Lopp-Manocherian: /s/ Kimberly Lopp-Manocherian, Kimberly Lopp-Manocherian (01/05/2026)
- John F. Manocherian: /s/ John F. Manocherian, John F. Manocherian (01/05/2026)
- Douglas Levine: /s/ Douglas Levine, Douglas Levine (01/05/2026)
- Kaisa M. Levine: /s/ Kaisa M. Levine, Kaisa M. Levine (01/05/2026)
- Abdi Mahamedi: /s/ Abdi Mahamedi, Abdi Mahamedi (01/05/2026)
- Carl D. Schroeder: /s/ Carl D. Schroeder, Carl D. Schroeder (01/05/2026)
- Lisa W. Schroeder: /s/ Lisa W. Schroeder, Lisa W. Schroeder (01/05/2026)